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                                 HOLLINGER INC.

                    OSC DECISION ON GOING PRIVATE TRANSACTION

         Toronto, Ontario, Canada, March 28, 2005 - Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced that the Ontario Securities Commission released its decision today that the Commission was unable to form the opinion that it would not be prejudicial to the public interest to grant the relief sought by Hollinger and others in connection with the proposed share consolidation going private transaction (the "Going Private Transaction") involving Hollinger. As a result, the Commission denied granting the requested relief of varying the Hollinger and Hollinger International Inc. management cease trade orders.

         Hollinger's Board of Directors is currently reviewing the decision to determine whether or not the special meeting of Hollinger's shareholders to consider the Going Private Transaction scheduled for Thursday, March 31, 2005 will proceed in the circumstances.

Company Background

         Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com